

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2018

Jose Carmona
Chief Financial Officer
Radius Health, Inc.
950 Winter Street
Waltham, Massachusetts 02451

      Re: Radius Health, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2016
          Filed February 24, 2017
          File No. 001-35726

Dear Mr. Carmona:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence by the staff.

                                Division of Corporation Finance
                                Office of Healthcare & Insurance